UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PubMatic, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

74467Q103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74467Q103	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons Amar K. Goel
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,303,474(a)(b)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,303,474(a)(b)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,303,474(a)(b)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 43.9%(c)
12.	Type of Reporting Person IN

(a)Each share of Class B common stock is convertible at any time into one share of Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible into one share of Class A common stock.

(b)Ownership of Class A common stock assumes conversion of all such Reporting Person’s shares of Class B common stock into shares of Class A common stock. Represents (i) 1,000,000 shares of Class B common stock held by the Marais Irrevocable Trust, of which the Reporting Person’s spouse is a beneficiary, and for which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein,

CUSIP No. 74467Q103	13G	Page 3 of 6 Pages

(ii) 1,000,000 shares of Class B common stock held by the Tuscan Irrevocable Trust, of which the Reporting Person is a beneficiary, (iii) 1,321,304 shares of Class B common stock held by the RAJN Trust dated June 8, 2013, of which the Reporting Person’s children are beneficiaries, and for which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein, (iv) 1,450,836 shares of Class B common stock held by the Birchwood Trust, of which the Reporting Person and his spouse are the beneficiaries, (v) 443,414 shares of Class B common stock held by the Reporting Person, as custodian for the benefit of his children under the California Uniform Transfers to Minors Act, and (vi) 87,920 shares of Class B common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2020. As reported by the Issuer to the Reporting Person, there were 42,200,642 shares of Class B common stock issued and outstanding as of December 31, 2020.

(c) Beneficial ownership percentage is based upon 6,787,500 shares of Class A common stock issued and outstanding as of December 31, 2020, as reported by the Issuer to the Reporting Person. Such percentage is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class B common stock beneficially owned by the Reporting Person, assuming conversion of such stock into Class A common stock (and excluding the conversion of shares of Class B common stock held by other persons). Assuming full conversion of all the currently outstanding Class B common stock, the 5,303,474 shares of Class A common stock would represent 10.8% of the total common stock outstanding.

Item 1.

(a)Name of Issuer: PubMatic, Inc.
(b)Address of Issuer’s Principal Executive Offices:
3 Lagoon Drive, Suite 180
Redwood City, CA 94065
Tel: +1 (650) 331-3485

 Item 2.

(a)Name of Person Filing: Amar K. Goel
(b)Address of Principal Business Office or, if None, Residence:
c/o PubMatic, Inc.
3 Lagoon Drive, Suite 180
Redwood City, CA 94065
Tel: +1 (650) 331-3485
(c)Citizenship: United States of America
(d)Title of Class of Securities: Class A Common Stock, par value $0.0001 per share
(e)CUSIP Number: 74467Q103

CUSIP No. 74467Q103	13G	Page 4 of 6 Pages
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4. Ownership.

(a) Amount beneficially owned:

         See Item 9 on the cover page hereto.

(b) Percent of class:

         See Item 11 on the cover page hereto.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover page hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 on the cover page hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page hereto.

CUSIP No. 74467Q103	13G	Page 5 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2021
(Date)

/s/ Amar K. Goel
(Signature)

Amar K. Goel
(Name/Title)